Exhibit 19.1
Effective Date: January 31, 2025

Section 1 – Statement of Policy
U.S. securities laws impose strict requirements regarding how we use and disclose material information of or concerning Mallinckrodt plc (“Mallinckrodt” or the “Company”). The Securities and Exchange Commission, U.S. Attorneys and enforcement agencies of other jurisdictions vigorously pursue and punish violations of these insider trading laws. In the course of your job at Mallinckrodt, you may be privy to nonpublic information about Mallinckrodt or its subsidiaries, customers, suppliers, acquisition targets or other entities with which Mallinckrodt does business. For that reason, Mallinckrodt has adopted this Global Insider Trading Policy, which prohibits trading Mallinckrodt’s securities, or the securities of any such other publicly traded company, based on material, non-public information or providing such material, non-public information to other persons who may trade on the basis of that information (commonly known as “tipping”).

Section 2 – Purpose of this Policy
The purpose of this policy is to ensure that all Covered Persons (as defined below) comply with all applicable laws and regulations concerning securities trading, commonly known as “insider trading.” Insider trading and tipping, are criminal offenses subject to severe criminal and civil consequences as well as possible discipline or dismissal under this policy.

Section 3 – Policy Owner and Statement of Responsibility
This policy is owned by the Mallinckrodt Legal Department and applies to all Covered Persons. All Mallinckrodt employees are responsible for implementation of this policy. The office of the Chief Legal Officer (“CLO”)/General Counsel (“GC”) is specifically responsible for interpreting this policy and implementing the Trading Window provisions of this policy.

Section 4 – Procedures for all Covered Persons
This Section 4 shall apply to all of the following (collectively, the “Covered Persons”):
•All members of the Board of Directors of Mallinckrodt (“Directors”);
•All employees of Mallinckrodt and any of its subsidiaries (“Employees”);
•Any other persons that the Company determines should be Covered Persons for purposes of this policy, such as contractors or consultants, who have access to material nonpublic information (the “Designated Persons”);
•All family members of Directors, Employees and Designated Persons who share the same address as, or are financially dependent on, the Director, Employee or Designated Person and any other person who shares the same address as the Director, Employee or Designated Person (other than (x) an employee or tenant of the Director, Employee or Designated Person or (y) another unrelated person whom the CLO/GC determines should not be covered by this policy). For the purposes of this policy, family members include a spouse, domestic partner, romantic partner, child, child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings, and in-laws, and any family members whose transactions are directed by or under the influence or control of the Director, Employee or Designated Person, such as parents or children who consult with the Director, Employee, or Designated Person before they trade in Mallinckrodt securities (“Family Members”);
•All corporations, partnerships, trusts or other entities controlled by any of the above persons, unless the entity has implemented policies or procedures designed to ensure that such person cannot influence securities transactions by the entity (“Controlled Entities”).
Mallinckrodt requires all Covered Persons to comply with applicable securities laws. Covered Persons must never:
1.Buy, sell or engage in other transactions in, or recommend the purchase or sale of, Mallinckrodt securities while aware of material non-public information about Mallinckrodt or its subsidiaries.
2.Buy, sell, or engage in other transactions in, or recommend the purchase or sale of, securities of other companies while aware of material non-public information about those companies of which the Covered Person becomes aware in the course of working for Mallinckrodt, until the information becomes public or is no longer material.

3.Disclose material non-public information to persons within Mallinckrodt whose jobs do not require them to have that information, or any unauthorized persons outside Mallinckrodt, including family, friends, business associates, investors and expert consulting firms – commonly known as “tipping”. Covered Persons are prohibited from “tipping” other persons about material non-public information or otherwise making unauthorized disclosures or use of such information, regardless of whether the person profits or intends to profit by such tipping, disclosure or use. You must take steps to prevent the inadvertent disclosure of material non-public information to persons within Mallinckrodt whose jobs do not require them to have that information, or unauthorized persons outside Mallinckrodt. If you believe that the disclosure of material non-public information is necessary or appropriate for business reasons, you must consult with Company counsel to ensure that they concur that such disclosure is necessary, and to ensure that any such disclosure will comply with all applicable laws.
4.Assist anyone engaged in the above activities.
Securities transactions executed pursuant to “limit orders,” “good until cancelled orders” or similar market orders are subject to this policy, regardless of when the order was placed. If a Covered Person comes into possession of material non-public information while such a “limit order,” “good until cancelled order” or similar market order is in place, the Covered Person has an affirmative obligation to cancel such order as soon as reasonably practicable. Mallinckrodt discourages placing standing or limit orders on Mallinckrodt securities. If a Covered Person determines that they must use a standing order or limit order, the order should be limited to a short duration and should otherwise comply with the restrictions and procedures outlined below in Section 5.
Non-public information is sometimes referred to as confidential information and means information that is not known to the public-at-large. For purposes of this policy, all information about the Company is considered non-public until two full trading days after it has been widely disseminated through a press release, news wire or a public disclosure document filed with the U.S. Securities and Exchange Commission. By contrast, information would likely not be considered widely disseminated if it is available only to the Employees, or if it is only available to a select group of persons. In addition, please be aware that disclosure on the Company’s website or social media channel, by itself, may not necessarily be considered wide dissemination.
Information is considered material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold, or sell securities. If a Covered Person is motivated to buy, hold or sell a stock because of information they possess, the information likely will be considered material. Any information that reasonably could be expected to affect the price of securities of the Company to which the information pertains will often be viewed as material. It is important also to remember that materiality will be judged in hindsight, typically after the price of securities has moved following the release of information. Material information may be positive or negative.
Examples of material information include:
•expected earnings or revenues for a particular period, as well as Company projections as to future earnings or revenues, or other financial guidance;
•changes to previously announced financial guidance, or the decision to suspend guidance;
•impending bankruptcy or the existence of severe liquidity problems;
•significant new products or product development milestones (such as major clinical trial results or FDA approvals or other actions);
•a proposed major acquisition, disposition or joint venture;
•substantial purchases, sales or write-offs of assets;
•a planned offering of additional new classes of securities or changes in dividend policy or declaration of a stock split;
•pending or threatened significant litigation or investigation, or the resolution of such litigation or investigation;
•significant related party transactions;
•bank borrowings or other financing transactions out of the ordinary course;
•a change in senior management;
•a change in auditors or notification that the auditor’s reports may no longer be relied upon;
•a gain or loss of a major customer or substantial contract award or termination;
•a significant or potentially significant cybersecurity incident; or
•the imposition of a restriction on trading in Company securities or the extension or termination of such restriction.
This is only an illustrative list of examples of information that could be material and is not intended to be comprehensive.

While in possession of material non-public information, Covered Persons are prohibited from trading in any Mallinckrodt securities as to which such Covered Person has a “beneficial” or financial interest, or over which such Covered Person exercises investment control.

Event-Specific Trading Restrictions
From time to time, the Company may decide to impose a special trading blackout on those who are aware of particular information that the Company determines may be considered material non-public information. This kind of trading blackout may be imposed in connection with a potential acquisition or divestiture or other material development. Persons subject to the blackout may not enter into transactions in Company securities (other than transactions made pursuant to an approved 10b5-1(c) plan, if any) until notified that the blackout has ended.
The CLO/GC, in consultation with senior management, will determine whether an event-specific trading blackout should be imposed. If a person is covered by the event-specific trading blackout, he or she will be notified by the CLO/GC’s office. The existence of an event-specific trading blackout will not be generally announced, and persons made aware of it should not disclose its existence to anyone else. Even if a Covered Person has not been designated by the CLO/CG’s office as a person who should not trade due to an event-specific trading blackout, that Covered Person is still not permitted to trade while aware of material non-public information.

Specific Prohibition Regarding Hedging Transactions
Covered Persons are prohibited from engaging at any time in short sales of Company securities (i.e., the sale of a security that the seller does not own), including short sales “against the box,” or any transactions in puts, calls, equity swaps, prepaid variable forward contracts, cashless collars, options, call options, or similar rights and obligations or any other hedging activity involving Mallinckrodt securities, other than the exercise of a Company-issued stock option. In addition, Section 16(c) of the Securities Exchange Act of 1934, as amended ("Exchange Act”) prohibits executive officers and directors from engaging in short sales.

Specific Prohibition Regarding Margin Accounts and Pledges
No Covered Person may purchase Company securities on margin, borrow against Company securities held in a margin account, or pledge Company securities as collateral for a loan. However, an exception may be granted where a person wishes to pledge Company securities as collateral for a loan and clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities. Any person who wishes to pledge Company securities as collateral for a loan must submit a request for approval to the CLO/GC at least 10 business days prior to entering into the transaction.

Transactions Under Company Plans
This policy does not apply in the case of the following transactions, except as specifically noted:
•Company-issued Stock Options. This policy does not apply to the grant, vesting or exercise of a Company-issued stock option, or to the exercise of a tax withholding event pursuant to which a person elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This policy does apply, however, to any sale of shares by a Covered Person as part of a broker-assisted cashless exercise of an option, or any other sale of shares received upon exercise of an option.
•Restricted Unit or Performance Unit Awards. This policy does not apply to the grant or vesting of restricted units or performance units, or the withholding of shares to satisfy tax withholding requirements upon vesting. This policy does apply, however, to any sale of shares to third parties (i.e., parties other than the Company) received upon vesting of restricted units or performance units.
•Other Similar Transactions. Any other purchases of Company securities from the Company (such as pursuant to a “cash bonus for stock exchange” program) or sales of Company securities to the Company are not subject to this policy.

Gifts
Bona fide gifts of Company securities to persons covered by this policy (e.g., family members and family trusts) are not transactions prohibited by this policy. Such recipient's sale of the gifted securities would be subject to this policy, however. Gifts to persons or entities not covered by this policy, including charitable gifts, are not permitted while the Covered Person is aware of material non-public information or while the Covered Person is subject to trading restrictions under this policy. Members of the Window Group (as defined below) must pre-clear any gift transactions with the CLO/GC’s office.

External Inquiries
In the event that a Covered Person is contacted by any governmental entity or any other external party regarding any transactions in Company securities undertaken by such Covered Person, then the Covered Person must promptly notify the CLO/GC of such contact, including all material details. Notwithstanding the foregoing, a Covered Person is not required to notify the CLO/GC if they reported any alleged violations of this policy or violations of law to any governmental entity or the details of what they reported to a governmental entity.

Section 5 – Special Procedures for the Window Group
Mallinckrodt imposes certain special restrictions on specified senior officers, management and directors in trading Mallinckrodt securities. These restrictions govern even though the transactions may be permissible under law, and apply to the following persons, hereafter defined as the “Window Group”:
•All Directors;
•All executive officers of Mallinckrodt (“Executives”);
•All Presidents of Global Business Units (“Presidents”);
•Any other employees designated by members of the Window Group (“Designees”);
•All Family Members of Directors, Executives, Presidents or Designees; and
•All Controlled Entities of any of the above persons.
The CLO/GC shall have the discretion to determine if any employee shall be designated as a member of the Window Group and thus subject to the Special Procedures set forth in this Section 5.
Other than transactions made subject to an approved 10b5-1(c) plan, members of the Window Group may only enter into transactions in Mallinckrodt securities during an open trading window that commences two full trading days after the public release of the Company’s quarterly or annual financial results and ends at 11:59 p.m. U.S. Eastern Time on the 17th day of the third month of the fiscal quarter in which the release occurs.
The Company will conduct an evaluation each quarter to determine whether the scheduled trading window should be cancelled. The Company may close an open trading window early at any time, as deemed appropriate by the CLO/GC in consultation with senior management. Even when the trading window is open, members of the Window Group cannot trade if they in fact possess material non-public information (unless the trade is pursuant to a previously approved 10b5-1(c) plan, as described below).
The CLO/GC or his or her designee may implement procedures to inform the Window Group each quarter of the opening and closing of the trading window.

Pre-Approval for Directors, Section 16 Officers and Certain Finance Employees
Even within the trading window, all Directors, Section 16 Officers (as defined below), the Corporate Controller, Head of Investor Relations, Corporate Treasurer and Vice President of Financial Planning and Analysis must pre-clear all trades with the CLO/GC’s office. A request for pre-clearance should be submitted to the CLO/GC’s office at least two business days before the proposed transaction. The CLO/GC and any of his or her designees are under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. Furthermore, pre-clearance of a trade does not, in any circumstance, relieve anyone of their legal obligation to refrain from trading while in possession of material non-public information and therefore is not a defense to a claim of insider trading and does not excuse anyone from otherwise complying with insider trading laws or this policy. Any transaction pre-cleared must be executed within five business days after receiving pre-clearance approval. If the transaction does not take place during that time, the individual must re-request pre-clearance through the same process. If a request for pre-clearance is denied, then the member of the Window Group must refrain from engaging in any transaction in Company securities, and should not inform any other person of the restriction.

Transactions under Rule 10b5-1(c)
Rule 10b5-1(c) under the Exchange Act provides a defense from insider trading liability if certain conditions are met. If a member of the Window Group wishes to trade pursuant to a 10b5-1(c) plan, he or she must obtain the approval of the CLO/GC prior to entering into the 10b5-1(c) plan. The CLO/GC or his or her designee, must review the 10b5-1(c) plan for compliance with applicable law, including Rule 10b5-1(c), this policy and the Company’s securities ownership and retention guidelines (if any). In addition, a member of the Window Group may only enter into, modify or terminate the 10b5-1(c) plan during an open trading window and while not in possession of any material non-public information, and once the 10b5-1(c) plan is adopted, may not exercise any influence over the amount of securities to be traded, the price at which they are to be traded, or the trade date. The plan must (a) specify the amount, pricing and timing of transactions in advance, (b) include a written formula, algorithm or computer program for determining the amount, pricing and timing of transactions, or (c) delegate discretion on these matters to an independent third party such that the member of the Window Group is not permitted to exercise any subsequent influence over such matters, and otherwise meet the requirements of Rule 10b5-1(c). Any member of the Window Group who enters into a 10b5-1(c) plan pursuant to the requirements set forth above must also obtain approval of the CLO/GC prior to modifying or terminating a 10b5-1(c) plan. A request for approval of the entry into or modification or termination of a 10b5-1(c) plan should be submitted to the CLO/GC’s office at least ten business days in advance of the proposed date of such action.

Director and Section 16 Officer Reporting Requirements
Certain members of the Window Group are subject to Section 16 of the Exchange Act (“Directors and Section 16 Officers”) and Rule 144 of the Securities Act of 1933, as amended, applicable to affiliates of the Company. Directors and Section 16 Officers are required to notify the CLO/GC of the occurrence of any purchase, sale or other acquisition or disposition of Company securities as soon as possible following the transaction, but in any event within one business day after executing the transaction. Such notification may be oral or in writing (including by e-mail) and should include the identity of the Director or Section 16 Officer, the type of transaction, the date of the transaction, the number of shares involved and the purchase or sale price (if any).

Section 6 – Post-Termination Transactions
The prohibitions in this policy apply to transactions in Company securities even after termination of service to or employment with Mallinckrodt. If a Covered Person is in possession of material non-public information when his or her service or employment terminates, that individual may not trade in Company securities until that information becomes public or is no longer material.

Section 7 – Exceptions
There are no exceptions to this policy.
Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not exempted from this policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve Mallinckrodt’s reputation for adhering to the highest standards of conduct. Each individual is responsible for making sure that they comply with this policy, and that any Family Member or Controlled Entity whose transactions are subject to this policy also comply with this policy.

Section 8 – Consequences of Violating the Policy
In addition to the serious sanctions, including significant fines and imprisonment, imposed by law or regulation, violations of this policy are grounds for disciplinary action, up to and including immediate termination of employment for cause.

Section 9 – Who to Contact
For any questions related to this policy or its application to you, please contact either the CLO/GC or the Office of Corporate Secretary.

Section 10 – Certification
All persons subject to this policy must certify their understanding of, and intent to comply with, this policy in the form attached hereto as Exhibit A. The Company may require you to sign this Certification on an annual basis, including in electronic format. Please note that you are bound by the policy whether or not you sign the Certification.

Section 11: Revision History

Revision Number	Effective Date	Author(s)
Adopted as part of Mallinckrodt Pharmaceuticals separation from Covidien	July 1, 2013	Miriam Singer, Corporate Secretary
Amended and Restated	September 1, 2016	Kenneth L. Wagner, Corporate Secretary
Amended and Restated	September 6, 2019	Stephanie D. Miller, Corporate Secretary
Amended and Restated	December 17, 2020	Stephanie D. Miller, Corporate Secretary
Amended and Restated	June 1, 2023	Mark Tyndall, EVP, Chief Legal Officer & Corporate Secretary
Amended and Restated	January 7, 2025	Mark Tyndall, EVP, Chief Legal Officer & Corporate Secretary

EXHIBIT A
CERTIFICATION

I hereby certify that:
•I have read and understand the Global Insider Trading Policy to which this Certification is attached.
•Since the effective date of the Global Insider Trading Policy, or such shorter period of time that I have been a director, officer, employee or independent contractor of the Company, I have complied in all respects with the Global Insider Trading Policy.
•I will continue to comply with the Global Insider Trading Policy for as long as I am a director, officer, employee or independent contractor of the Company.

Signature    Date

Printed Name (Please print legibly)

Title